September 20, 2016 Sent by e-mail Original by mail CAE Inc. 8585 Côte-de-Liesse Saint-Laurent, QC H4T 1G6	Barristers & Solicitors / Patent & Trade-mark Agents Norton Rose Fulbright Canada llp 1 Place Ville Marie, Suite 2500 Montréal, Quebec H3B 1R1 CANADA F: +1 514.286.5474 nortonrosefulbright.com

Our reference
01007616-0314

Dear Sir/Madam:

CAE Inc. – Registration Statement on Form S-8

We have acted as Canadian counsel for CAE Inc. (the Company) in connection with the registration under the Securities Act of 1933, as amended (the Securities Act), of an aggregate of 10,000,000 common shares, in the capital of the Company (the Shares) proposed to be issued pursuant to a Form S‑8 (the Registration Statement) to be filed today with the Securities and Exchange Commission under the Securities Act and relating to the Company’s Employee Stock Option Plan (as amended as of August 10, 2016) (the Plan).

We have examined and are familiar with the Registration Statement. We have also examined and relied on such corporate records and documents of the Company and such matters of law as we have considered necessary or appropriate to enable us to give this opinion, including, without limitation to the foregoing, the minutes of the meeting of the board of directors of the Company held on June 15, 2016 and the annual and special meeting of shareholders of the Company held on August 10, 2016.  In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents, certificates and instruments submitted to us as originals and the conformity with originals of all documents submitted to us as copies.

The opinion expressed below is limited to the laws of the Province of Quebec and the federal laws of Canada applicable therein as the same are in force at the date hereof, and we do not express any opinion herein concerning the laws of any other jurisdiction.

Based upon the foregoing, it is our opinion that, upon the allotment of the Shares by the board of directors of the Company and due registration of the issue of such Shares in the register of shareholders of the Company and subject to receipt by the Company in full of the exercise price therefore, the Shares issuable upon exercise of stock options in accordance with the terms of the Plan (i) have been duly authorized by the Company and (ii) when issued in accordance with the terms of the Plan, will be validly issued, fully paid and non-assessable.

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CAE Inc. September 20, 2016

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Yours truly,

/s/ Norton Rose Fulbright Canada LLP

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